Exhibit 99.1

Xinyuan Real Estate to Present at the 2020 LD Micro Virtual Conference

BEIJING, March 2, 2020 -- Xinyuan Real Estate Co., Ltd. ("Xinyuan") (NYSE: XIN), an NYSE-listed real estate developer and property manager, today announced its participation in the following investor conference:

LD Micro Virtual Conference, March 3, 2020 at 2:40PM PST/5:40PM EST, USA

Yu (Brian) Chen, Chief Financial Officer of Xinyuan will be giving the presentation and answering questions from investors.

You can access the live presentation at the following link:

https://www.webcaster4.com/Webcast/Page/2019/33453

View Xinyuan’s profile here: http://www.ldmicro.com/profile/XIN

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi'an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York City. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

About LD Micro

LD Micro was founded in 2006 with the sole purpose of being an independent resource in the microcap space. What started out as a newsletter highlighting unique companies has transformed into an event platform hosting several influential conferences annually (Invitational, Summit, and Main Event).

In 2015, LDM launched the first pure microcap index (the LDMi) to exclusively provide intraday information on the entire sector. LD will continue to provide valuable tools for the benefit of everyone in the small and microcap universe.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.
Mr. Charles Wang
Investor Relations Director
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com

The Blueshirt Group

In U.S.: Ms. Julia Qian

Email: Julia@blueshirtgroup.com

In China: Ms. Susie Wang
Mobile: +86 (138) 1081-7475
Email:  susie@blueshirtgroup.com